UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

INDIE SEMICONDUCTOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40481
(State or other jurisdiction of incorporation)	(Commission File Number)

32 Journey Aliso Viejo, California	92656
(Address of Principal Executive Offices)	(Zip Code)

Thomas Schiller (949) 608 0854
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2022 has been prepared by management of indie Semiconductor, Inc. (the “Company,” “we,” “us,” and “our”) to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) promulgated thereunder and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this report does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

For the calendar year 2022, the Company evaluated its products and determined that certain “conflict minerals” are necessary to the functionality or production of its products. After a reasonable country of origin inquiry (“RCOI”), the Company determined additional due diligence and effort are necessary to determine the country of origin of necessary conflict minerals and whether the necessary conflict minerals were from recycled or scrap sources.

The Company’s RCOI was based on multi-industry initiatives with the smelters and refiners of “conflict minerals,” which are columbite-tantalite, cassiterite, gold, wolframite, and their derivatives, which are currently limited to tantalum, tin, and tungsten, who provide those conflict minerals to the Company’s suppliers or lower-tier suppliers. The origin of conflict minerals cannot be determined with any certainty once the raw ores are smelted, refined and converted to ingots, bullion or other conflict mineral containing derivatives. The smelters and refiners are consolidating points for raw ore and are in the best position in the total supply chain to know the origin of the ores.

The Company undertook routine due diligence to seek to determine the source and chain of custody of conflict minerals necessary to the functionality or production of its products. However, there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness, or falsified information, despite our efforts to review the information. The Company designed its due diligence measures to be in conformity, in all material respects, with the nationally and internationally recognized due diligence framework in the Organisation for Economic Co-Operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (OECD 2016) and related Supplements for each of the conflict minerals. In conducting due diligence on the supply chain sourcing, the Company followed current industry guidelines developed by the Responsible Minerals Initiative (“RMI”). The Company relied on the RMI's Responsible Minerals Assurance Process (“RMAP”), which enables companies to trace the mine of origin of conflict minerals. The RMAP provides third-party audits of smelters and refiners to ensure that all certified smelters and refiners only use ore that is conflict free from the Democratic Republic of Congo or any country that shares an internationally recognized border with the Democratic Republic of Congo. We believe our RCOI process was reasonably designed to determine (a) whether any of the conflict minerals contained in our products originated in the Covered Countries (as defined by the Rule) and (b) whether any of the conflict minerals are from recycled or scrap sources, and was performed in good faith.

This information is publicly available at https://www.indiesemi.com/quality. The website and the information accessible through it are not incorporated into this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INDIE SEMICONDUCTOR, INC.

May 30, 2023	By:	/s/ Thomas Schiller
		Name:	Thomas Schiller
		Title:	Chief Financial Officer & EVP of Strategy